Exhibti 99.4

PRESS RELEASE

Saudi Arabia: TotalEnergies and Aljomaih Energy & Water
Company Awarded 300 MW Solar Project

Paris, December 3rd, 2024 – On the occasion of the visit of the President of the French Republic Emmanuel Macron to the Kingdom of Saudi Arabia, and in the presence of His Royal Highness Prince Abdulaziz bin Salman Al Saud, Saudi Minister of Energy, The consortium comprising TotalEnergies and Saudi developer Aljomaih Energy and Water Company (AEW) has signed a 25-year Power Purchase Agreement (PPA) with the Saudi Power Procurement Company (SPPC) related to the 300 MW solar power project, Rabigh 2.

This project is part of Round 5 of the National Renewable Energy Program (NREP) which is supervised by the Ministry of Energy aiming to achieve an optimal energy mix for electricity production by having gas and renewable energy at approximately 50% each by 2030 and reduce dependence on liquid fuels in electricity generation in line with Saudi Vision 2030. The solar plant will be developed, built, owned and operated by the consortium with a connection to the grid planned in 2026.

“Together with our partner Aljomaih Energy and Water Company, we are thrilled to contribute to Saudi Arabia's target of increasing the share of renewables in its energy mix. Through our large participation in refining and petrochemical Satorp and Amiral projects, TotalEnergies is a close partner of the Kingdom of Saudi Arabia. This new project is another example of our multi-energy strategy to accompany Oil & Gas producing countries in their energy transition. This also demonstrates our ability to provide more energy with less emissions, while contributing to our growth in electricity and renewable energy”, said Patrick Pouyanné Chairman and CEO of TotalEnergies.

"We are proud to lead the development of the 300MW Rabigh 2 solar project, together with TotalEnergies, highlighting our shared commitment towards supporting Saudi Arabia's Green Initiative and Vision 2030. Leveraging our local market expertise and global reach, our mission is to play our role in advancing the energy transition underscored by our philosophy of partnership and excellence, and we would like to take this opportunity to thank the Saudi Power Procurement Company (SPPC) for their continued support and trust in Aljomaih Energy & Water”, said Mr. Ibrahim Al Jomaih, Chairman of the Board of Directors of Aljomaih Energy and Water Company.

This renewable project is a new milestone for TotalEnergies in Saudi Arabia where TotalEnergies is currently building the 119 MW Wadi Al Dawasir solar power plant, which will start operation in early 2025.

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TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. At the end of 2023, TotalEnergies’ gross renewable electricity generation installed capacity was 22 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

About Aljomaih Energy & Water Company

Established in 2007, Aljomaih Energy & Water is a leading Saudi investor, developer and operator of utilities and infrastructure projects with a global presence, and assets portfolio of 10 GW of Power projects and 700,000m3/day of Water projects across the Kingdom of Saudi Arabia, the Middle East, Asia and Africa.

Aljomaih Energy & Water is a subsidiary of Aljomaih Holding Company, a diversified conglomerate with a legacy spanning nearly 90 years, acting as a major player across key sectors including Investment & Joint Ventures, Automotive & Equipment, Financial Services, Consumer Goods, Energy & Water and Real Estate.

With four local and overseas offices and a rapidly expanding team of specialists, Aljomaih Energy & Water Company contributes to accelerating its mission to support the economic and social advancement of communities through the delivery of vital high-quality, sustainable energy and water projects.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Aljomaih Energy & Water Company Contact
For general inquiries: info@jenwa.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).